UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SORL AUTO PARTS, INC.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

291511805

(CUSIP Number)

Xiaoping Zhang

Shuping Chi

Xiaofeng Zhang

Ruili International Inc.

No. 2666 Kaifaqu Avenue

Ruian Economic Development District

Rui’an City, Zhejiang Province

People’s Republic of China

0086-577-65817720

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291511805

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Xiaoping Zhang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
11,359,403[1]

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
11,359,403[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,359,403[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

58.8%[2]

14.	Type of Reporting Person (See Instructions)

IN

1	Includes 9,087,527 shares of the Company’s common stock held directly by Mr. Xiaoping Zhang and 2,271,876 shares of the Company’s common stock held directly by the other Reporting Persons.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of November 29, 2019, as represented by the Company in the Agreement and Plan of Merger, dated as of November 29, 2019, by and among Ruili International Inc., a Delaware corporation, Ruili International Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent, and the Company, which agreement is filed herewith as Exhibit 99.5.

CUSIP No. 291511805

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Shuping Chi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
11,359,403[1]

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
11,359,403[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,359,403[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

58.8%[2]

14.	Type of Reporting Person (See Instructions)

IN

1	Includes 1,135,938 shares of the Company’s common stock held directly by Ms. Shuping Chi and 10,223,465 shares of the Company’s common stock held directly by the other Reporting Persons.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of November 29, 2019, as represented by the Company in the Agreement and Plan of Merger, dated as of November 29, 2019, by and among Ruili International Inc., a Delaware corporation, Ruili International Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent, and the Company, which agreement is filed herewith as Exhibit 99.5.

CUSIP No. 291511805

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Xiaofeng Zhang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
11,359,403[1]

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
11,359,403[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,359,403[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

58.8%[2]

14.	Type of Reporting Person (See Instructions)

IN

1	Includes 1,135,938 shares of the Company’s common stock held directly by Mr. Xiaofeng Zhang and 10,223,465 shares of the Company’s common stock held directly by the other Reporting Persons.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of November 29, 2019, as represented by the Company in the Agreement and Plan of Merger, dated as of November 29, 2019 by and among Ruili International Inc., a Delaware corporation, Ruili International Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent, and the Company, which agreement is filed herewith as Exhibit 99.5.

CUSIP No. 291511805

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ruili International Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
11,359,403[1]

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
11,359,403[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,359,403[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

58.8%[2]

14.	Type of Reporting Person (See Instructions)

CO

1	Includes 11,359,403 shares of the Company’s common stock held directly by the other Reporting Persons. Ruili International Inc. is controlled by Mr. Xiaoping Zhang who is the sole director and sole shareholder of Ruili International Inc.. Pursuant to the Equity Contribution and Voting Agreement as described in Item 4, Ruili International Inc. has the irrevocable proxy to vote the Rollover Shares (as defined below) held by the other Reporting Persons as indicated in the Equity Contribution and Voting Agreement. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Ruili International Inc. may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares. See Item 5.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of November 29, 2019, as represented by the Company in the Agreement and Plan of Merger, dated as of November 29, 2019 by and among Ruili International Inc., a Delaware corporation, Ruili International Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent, and the Company, which agreement is filed herewith as Exhibit 99.5.

This Amendment No. 2 (the “Amendment”) relating to the common stock, par value $0.002 per share (the “Common Stock”), of SORL Auto Parts, Inc., a Delaware corporation (the “Company” or the “Issuer”) is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of each of Mr. Xiaoping Zhang, Ms. Shuping Chi, and Mr. Xiaofeng Zhang on October 30, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 25, 2019 (collectively, the “Schedule 13D”). Except as amended or supplemented by this Amendment, all other information in the Schedule 13D is as set forth therein. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Items 2 (a) and (b) are amended and restated as follows:

(a) This Schedule 13D is filed jointly by Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang and Ruili International Inc. (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal, the Consortium Agreement, the Merger Agreement (as defined below) and the Equity Contribution and Voting Agreement (as defined below) as described in Item 4 below. Each Reporting Person may be deemed to beneficially own the total number of 11,359,403 shares of the Company’s Common Stock beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.”

The joint filing agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 99.9 hereto.

(b) The principal business address of each of the Reporting Persons is c/o No. 2666 Kaifaqu Avenue, Ruian Economic Development District, Rui’an City, Zhejiang Province, People’s Republic of China.

Items 2 (c) and (f) are supplemented by adding the following:

Ruili International Inc. (“Parent”) is a Delaware corporation. Parent is currently controlled by Mr. Xiaoping Zhang who is the sole director and sole shareholder of Parent. Parent was formed as a special purpose vehicle for the Transactions (as defined below), and its principal business is investment holding. The address of the registered office of Parent is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 in the County of New Castle.

Items 2 (d)-(e) are amended and restated as follows:

(d)-(e) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Amendment is incorporated by reference in its entirety into this Item 3.

The Reporting Persons estimate that approximately $37.5 million in cash will be required to acquire all outstanding shares of Common Stock not currently owned by the Reporting Persons as described in Item 4 below. The Reporting Persons intends to finance the Transactions from the proceeds generated from the equity investment of Ruili Group Co., Ltd., a limited liability company established in the PRC and an affiliate of the Consortium, in Parent. The Transactions will not be subject to any financing conditions.

Item 4.	Purpose of Transaction

The responses to Item 4 contained in the Schedule 13D are incorporated herein by this reference.

Merger Agreement

On November 29, 2019, (i) Parent, (ii) Ruili International Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”).

As of the date of the Merger Agreement, the members of the Consortium beneficially owned in the aggregate approximately 58.8% of the total outstanding shares of the Common Stock of the Company and have agreed to vote the shares of common stock beneficially owned by them in favor of the Merger.

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of all of the conditions to closing:

●	the Merger Sub will merge with and into the Company, with the Company will thereafter continue as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”); and

●	at the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Company issued and outstanding immediately prior to the effective time will be automatically canceled and converted into the right to receive US$4.72 in cash (the “Merger Consideration”), without interest, except for (i) shares of Common Stock beneficially owned by Mr. Xiaoping Zhang, Ms. Shuping Chi, and Mr. Xiaofeng Zhang (collectively, the “Rollover Shareholders”), which will be cancelled for no consideration, and (ii) shares of Common Stock owned by stockholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 262 of the General Corporation Law of the State of Delaware, which will be cancelled at the effective time of the Merger for the right to receive the fair value of such shares determined in accordance with the provisions of Section 262 of the General Corporation Law of the State of Delaware.

Consummation of the Merger is subject to various closing conditions, including, among others, the adoption of the Merger Agreement by the Company’s stockholders. Pursuant to the Merger Agreement, adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, (collectively, the “Transactions”) by the Company’s stockholders requires the affirmative vote of (i) the holders of at least a majority of the Company’s outstanding shares of Common Stock and (ii) the holders of at least a majority of the Company outstanding shares of Common Stock other than the shares of Common Stock held by members of the Consortium. If completed, the Merger will, under laws of the State of Delaware, result in the Company becoming a privately-held company and the Company Common Stock would no longer be listed on the NASDAQ.

The Company, Parent and Merger Sub have made customary representations and warranties in the Merger Agreement. Many of the representations made by the Company are subject to, and qualified by, a “Company Material Adverse Effect” standard. The Company has agreed to various customary covenants and agreements, including, among others, (1) agreements to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time, (2) not to engage in certain kinds of transactions during this period, (3) to convene and hold a meeting of its stockholders for the purpose of obtaining the Company stockholder approvals and (4) subject to certain exceptions, not to withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent the recommendation of the Board that the Company’s stockholders approve the Merger Agreement.

Pursuant to the Merger Agreement, until the Effective Time or, if earlier, the termination of the Merger Agreement, the Company is subject to customary “no solicitation” restrictions on its ability to solicit and engage in discussions and negotiations with respect to alternative Competing Proposals (as defined in the Merger Agreement). Notwithstanding this limitation, the Company may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to any unsolicited alternative Competing Proposal, subject to the limitations and requirements set forth in the Merger Agreement, including that, the Special Committee has determined, following consultation with its financial advisor and outside legal counsel, that the Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for the Company and Parent, including, among others, entering into an agreement with respect to a Superior Proposal or failure to obtain Parent Required Approvals (as defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including in connection with entry into an agreement with respect to a Superior Proposal, the Company will be required to pay Parent (or its designee) a termination fee of $562,542.67. The Merger Agreement also provides that Parent will be required to deposit the RMB-equivalent amount of $1,125,085.35 (the “Deposit”) into a bank account of Ruili Group Ruian Auto Parts Co., Ltd. (“Ruian”), the principal operating subsidiary of the Company, on or before the date of the Merger Agreement. The Deposit will be used to pay the Company (or its designee) a termination fee (the “Parent Termination Fee”) in certain other circumstances, including (1) an amount equal to the Deposit Amount if, among others, the Merger Agreement is terminated by the Company as a result of a breach by Parent or Merger Sub of its representations, warranties, covenants and agreements set forth in the Merger Agreement or the failure of Parent to consummate the Closing (as defined in the Merger Agreement) when all other conditions to closing the Transactions have been satisfied; and (2) an amount from the Deposit Amount which equals to the reasonable and documented out-of-pocket expenses incurred by the Company and the Special Committee in connection with the Transactions, if Parent fails to obtain the Parent Required Approvals. Subject to certain limitations, either party may terminate the Merger Agreement if the Merger is not consummated by August 28, 2020.

On November 28, 2019, Ruili Group made a deposit of RMB7,914,300.38, the RMB-equivalent amount of the Deposit, based on the midpoint reference rate announced by the China Foreign Exchange Trading System (as published on the official website of the People’s Bank of China) one (1) business day prior to the date such Deposit is made, into a bank account of Ruian.

Equity Contribution and Voting Agreement

Concurrently with the execution of the Merger Agreement, the Rollover Stockholders entered into an Equity Contribution and Voting Agreement with Parent (the “Equity Contribution and Voting Agreement”), pursuant to which each of the Rollover Stockholders agreed to, immediately prior to the closing of the Merger, contribute certain Company’s common stock beneficially owned by them (which represent approximately 58.83% of the total issued and outstanding shares of the Company’s Common Stock, the “Rollover Shares”) to Parent in exchange for newly issued shares of common stock of Parent, par value $0.001 per share.

In addition, pursuant to the Equity Contribution and Voting Agreement, the Rollover Stockholders also agreed with Parent that, until the Effective Time or the termination of the Merger Agreement, (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Rollover Shares to be counted as present for purposes of calculating a quorum and ensure any vote at such meeting will be a poll vote and (ii) to vote or otherwise cause to be voted at such meeting all of their Rollover Shares (A) in favor of the adoption of the Merger Agreement and any related action reasonably required in furtherance thereof, (B) against any other Competing Proposal, (C) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Equity Contribution and Voting Agreement or the performance by such Rollover Stockholder of its obligations under the Equity Contribution and Voting Agreement, (D) against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Rollover Stockholder contained in the Equity Contribution and Voting Agreement, (E) in favor of any adjournment of any shareholders’ meeting as may be requested by Parent and (F) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. Under the Equity Contribution and Voting Agreement, each Rollover Stockholder appointed Parent and any other designee of Parent such Rollover Stockholder’s irrevocable (for the period until termination of the Equity Contribution and Voting Agreement in accordance with its terms) proxy and attorney-in-fact (with full power of substitution) to vote its respective Rollover Shares as indicated above.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Ruili Group Co., Ltd. (“Ruili Group”) entered into an Equity Commitment Letter (the “Equity Commitment Letter”) with Parent, pursuant to which Ruili Group committed, on the terms and subject to the conditions set forth therein, to contribute, or cause to be contributed, as an equity contribution to Parent, an aggregate amount equal to US$37,502,844.96, which, to the extent necessary, will be used to fully fund an amount equal to the sum of the Aggregate Merger Consideration and the Transaction Costs pursuant to the Equity Commitment Letter.

Undertaking

Concurrently with the execution of the Merger Agreement, Ruili Group, Parent, Merger Sub, Rollover Shareholders (collectively, the “Undertaking Persons”) entered into an Undertaking (the “Undertaking”) with the Company, Fairford Holdings Limited (“Fairford”) and Ruian (collectively, the “Beneficiaries”), pursuant to which Ruian shall have the sole and exclusive control over the Deposit until the earlier of the occurrence, if any, of (i) the Closing (as defined in the Merger Agreement) and (ii) the date on which the Company is required to return the Deposit to Ruili Group pursuant to the terms of the Merger Agreement (the “Undertaking Period”). In addition, among other covenants made by the Undertaking Persons, during the Undertaking Period, none of the Undertaking Persons or their Affiliates (other than the Beneficiaries) shall receive or be entitled to any portion of the Deposit or, directly or indirectly, cause Ruian to distribute, convey, transfer, assign or otherwise, whether by way of dividend, distribution of capital or other distribution or upon the liquidation or dissolution of Ruian or otherwise, any portion of the Deposit to any Undertaking Persons or their Affiliates (other than the Beneficiaries).

The descriptions of the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter and the Undertaking set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter and the Undertaking, which have been filed as Exhibits 99.5, 99.6, 99.7 and 99.8 respectively to this statement and are incorporated herein by this reference in their entirety.

Item 5.	Interest in Securities of the Company.

The responses of the Reporting Persons to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a) and (b). The calculation of the following percentages is based on 19,304,921 shares of Common Stock outstanding as of the date of the Merger Agreement.

As of the date of this Amendment, (i) Mr. Xiaoping Zhang directly holds 9,087,527 shares of Common Stock, or approximately 47.1% of the outstanding shares of Common Stock of the Company, (ii) Ms. Shuping Chi directly holds 1,135,938 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock of the Company, (iii) Mr. Xiaofeng Zhang directly holds 1,135,938 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock of the Company, and (iv) Parent may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares.

Each Reporting Person may be deemed to beneficially own the total of 11,359,403 shares of the Company’s Common Stock beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.”

Each Reporting Person expressly disclaims beneficial ownership of any Common Stock directly or indirectly held by the other Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Persons, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Stock directly or indirectly held by the other Reporting Persons or any other person or is a member of a group with the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 6 contained in the Schedule 13D are incorporated herein by this reference.

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter and the Undertaking under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit 99.5:	Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated as of November 29, 2019 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 2, 2019).

Exhibit 99.6:	Equity Contribution and Voting Agreement by and among Parent and the Rollover Stockholders, dated as of November 29, 2019.

Exhibit 99.7:	Equity Commitment Letter by and between Ruili Group and Parent, dated as of November 29, 2019.

Exhibit 99.8:	Undertaking by and among Ruili Group, Parent, Merger Sub, Rollover Shareholders, the Company, Fairford and Ruian, dated as of November 29, 2019.

Exhibit 99.9:	Joint Filing Agreement by and between the Reporting Persons, dated as of November 29, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2019	XIAOPING ZHANG

	By:	/s/ Xiaoping Zhang

SHUPING CHI

	By:	/s/ Shuping Chi

XIAOFENG ZHANG

	By:	/s/ Xiaofeng Zhang

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2019	Ruili International Inc.

/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Director